U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-53627

(Check One):

. [ ] Form 10-K       . [ ] Form 20-F       . [ ] Form 11-K       .[X] Form 10-Q       .[ ] Form 10-D       .[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:      January 31, 2014

     .  Transition Report on Form 10-K and Form 10-KSB

     .  Transition Report on Form 20-F

     .  Transition Report on Form 11-K

     .  Transition Report on Form 10-Q and Form 10-QSB

     .  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

The Registrant is Gold Hill Resources, Inc. (the “Company”). The address of the Company’s principal executive office is 3571 Seneca Ave, Pahrump, NV 89048.

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

[ ]	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Gold Hill Resources (“Company”) has determined it is unable to file its 10-Q report for the period ended

January 31, 2014 (the “Form 10-Q”) within the prescribed time without unreasonable effort or expense. The Board of Directors of the Company determined not to engage Anton Chia LLP as its independent registered public accounting firm for the audit of the Company’s financial statements for the fiscal year ended October 31, 2014, and for periods thereafter, and engaged Peterson Sullivan LLP as the new independent registered public accounting firm, effective March 10, 2014. The Company believes that the Quarterly Report will be completed within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934. Such additional time beyond the prescribed due date is necessary for the new accountant to complete all reasonable and prudent procedures necessary to ensure the quality and accuracy of the financial statements of a new client.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Wayne Good 541-855-1590

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes [ X ]. No [ ]     .

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ]     . No [x] .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gold Hill Resources, Inc.

 (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date           March 13, 2014

By: /s/ Wayne Good

Wayne Good,

Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.